Filed Pursuant to Rule 253(g)(1)

File No. 024-12591

OFFERING CIRCULAR

Software Effective Solutions Corp.

Up to 500,000,000 Shares of Common Stock Offered by the Company

Up to 47,500,000 Shares of Common Stock Offered by Selling Shareholders

By this Offering Circular, Software Effective Solutions Corp., a Louisiana corporation, is offering for sale a maximum of 500,000,000 shares of its common stock (the “Company Offered Shares”) at a fixed price of $0.0025 per share, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Company Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Company Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Company Offered Shares will not be entitled to a refund and could lose their entire investments.

After the qualification of this offering by the SEC, up to $109,850 of principal amount convertible notes (the “Subject Convertible Notes”) will, by their terms, be eligible for conversion into shares of our common stock (the shares of our common stock issued upon conversion of the Subject Convertible Notes are referred to sometimes as the “Conversion Shares” and are also referred to sometimes as the “Selling Shareholder Offered Shares”), at the election of their respective holders (the “Selling Shareholders”), at the offering price for all of the Offered Shares, $0.0025 per share converted. Following each issuance of Conversion Shares, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Notes will be disclosed. We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. A minimum purchase of $5,000 of the Selling Shareholder Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. We will pay all of the expenses of this offering (other than discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering, if any). Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholders”).

Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

We estimate that this offering will commence within two days of qualification; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Class of Securities Offered and Offering Party	Number of Offered Shares	Price to Public	Commissions(1)	Proceeds to Offeror of Common Stock
Common Stock Offered by Our Company	500,000,000	$0.0025	$-0-	$1,250,000(2)
Common Stock Offered by the Selling Shareholders	47,500,000(3)(4)	$0.0025	$-0-	$118,750(5)(6)
Totals	547,500,000		$-0-	$1,368,750

(1)Our company will not pay any commissions for the sale of Company Offered Shares in this Offering. We do not intend to offer and sell the Company Offered Shares through registered broker-dealers or utilize finders. However, should we determine to employ a registered broker-dealer of finder, information as to any such broker-dealer or finder shall be disclosed in a post-qualification amendment to this Offering Circular.

(2)Does not account for payment of expenses of this offering, which are estimated to not exceed $10,000 and which include, among other expenses, legal fees, accounting costs, administrative services, Blue Sky compliance and actual out-of-pocket expenses incurred by us in selling the Company Offered Shares. We will pay all of the expenses of this offering (other than selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering, if any), but we will not receive any of the proceeds from the sales of Selling Shareholder Offered Shares in this offering. (See “Plan of Distribution” and “Selling Shareholders”).

(3)As of the date of this Offering Circular, none of these shares of common stock has been issued. After the qualification of this offering by the SEC, the Subject Convertible Notes will, by their terms, be eligible for conversion into up to 47,500,000 Selling Shareholder Offered Shares, at the election of the respective Selling Shareholders, at the offering price for all of the Offered Shares, $0.0025 per share converted. Following all such issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Offered Shares issued in payment of the Subject Convertible Notes to be offered by the Selling Shareholder in this offering will be disclosed. References herein to the “Offered Shares” include the Selling Shareholder Offered Shares, unless the context requires otherwise. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholders”).

(4)This number of shares was determined by adding the principal amounts of the Subject Convertible Notes, $109,850, and an assumed $8,900 of interest thereon, then dividing that sum, $118,750, by the offering price of the Offered Shares, $0.0025, for a result of 47,500,000 shares.

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(5)Because the Subject Convertible Notes may be converted into Conversion Shares at the offering price in this offering, this amount represents the maximum amount that the Selling Shareholders would be able to derive from the sale of all Selling Shareholder Offered Shares.

(6)We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. (See “Use of Proceeds” and “Selling Shareholders”).

The terms of this offering were determined arbitrarily by our company. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Risk Factors-Risks Related to a Purchase of Offered Shares” and “Dilution”).

There is no escrow established for the proceeds from sales of the Company Offered Shares in this offering. (See “Risk Factors—Risks Related to a Purchase of Offered Shares,” “Plan of Distribution” and “Selling Shareholders”).

Our common stock is quoted in the over-the-counter under the symbol “SFWJ” in the OTC Pink marketplace of OTC Link. On June 6, 2025, the closing price of our common stock was $0.0053 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of our Series A Preferred Stock which precludes current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. Each share of Series A Preferred Stock has the right to 500 votes in all corporate matters. The owners of the shares of Series A Preferred Stock, one of whom is our Sole Director and Officer, Jose Gabriel Díaz, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors-Risks Related to a Purchase of the Offered Shares”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution-State Law Exemption and Offerings to Qualified Purchasers” (page 16). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is June 9, 2025.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to Software Effective Solutions Corp., a Louisiana corporation, including its subsidiaries.

Our Company

Software Effective Solutions Corp is a Louisiana corporation originally incorporated in 1999. On October 25, 2021, our company acquired MedCana, Inc., a Nevada corporation, pursuant to an agreement and plan of exchange. MedCana, Inc. (Nevada) owns assets in Nevada, and also in the country of Columbia. The Nevada assets are computer software and hardware, and also databases and webservers hosted in the United States. The Columbian assets are 5 businesses; each business owns 3 Colombian (federally issued) territorial-based licenses that permit cultivation and food/pharmaceutical processing of cannabis, for a total of 15 licenses. The licenses are legal permits that have monetary value. The value is based on two criteria: 1) the actual cost of owning the license (and also based on the purchase price of the licenses itself), and 2) the license grants the usage of land specified within the contract license, which is worth of the future farm yields (crop yields) that have a market value at the time of harvesting and reselling the crop.

TOKAN Corporation sold its software and hardware assets and Intellectual Property assets to the Company for 63,000,000 shares of common stock of the Company. The agreement was made on August 15, 2021. This constitutes approximately 63% of the total issued and outstanding common shares.  The software and hardware, and Intellectual Property assets are the most important assets for the Company because it will persist and be constantly upgraded to the most modern technology and compete with other software/hardware systems.

MedCana, Inc.’s Columbian assets, which shall be used to supplement the Company’s software, include 5 businesses, located in the country of Colombia. Each of these 5 businesses hold (own) 3 Colombian (federally issued) territorial-based licenses that permit cultivation and food/pharmaceutical processing of cannabis. The total number of licenses is 15 (fifteen) altogether.

The licenses are legal permits that have monetary value. The value is based on two criteria: 1) the actual cost of owning the license (and also based on the purchase price of the licenses itself), and 2) the license grants the usage of land specified within the contract license, which is worth of the future farm yields (crop yields) that have a market value at the time of harvesting and reselling the crop.

Medcana also owns a 60% stake in Eko2o S.A.S, a company that sells and services agricultural technology solutions, irrigation systems, sensors and monitoring systems, and green houses. (See “Business”).

Offering Summary

Securities Offered by the Company	500,000,000 shares of common stock, par value $0.001 (the Company Offered Shares).

Offering Price	$0.0025 per Offered Share.

Shares Outstanding Before This Offering	319,848,062 shares issued and outstanding as of the date hereof.

Shares Outstanding After This Offering	836,041,822 shares issued and outstanding, assuming the sale of all of the Company Offered Shares hereunder and the issuance of all 47,500,000 Conversion Shares to the Selling Shareholders.

Minimum Number of Company Offered Shares to Be Sold in This Offering

There is no minimum number of Company Offered Shares to be sold in this offering. A minimum purchase of $5,000 of the Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares, is required in this offering; any additional purchase must be in an amount of at least $1,000.

Selling Shareholders

After the qualification of this offering by the SEC, up to $109,850 of Subject Convertible Notes will, by their terms, be eligible for conversion into up to 47,500,000 Conversion Shares, at the election of their respective holders (the Selling Shareholders), at the offering price for all of the Offered Shares, $0.0025 per share converted. Following each issuance of Conversion Shares, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Notes will be disclosed. but we will pay all of the expenses of this offering (other than discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering, if any). Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholders”).

Disparate Voting Rights

The outstanding shares of our Series A Preferred Stock possesses superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. Each share of Series A Preferred Stock has the right to 500 votes in all corporate matters. The owners of the shares of Series A Preferred Stock, one of whom is our Sole Director and Officer, Jose Gabriel Díaz, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors-Risks Related to a Purchase of the Offered Shares” and (“Security Ownership of Certain Beneficial Owners and Management”).

Investor Suitability Standards

The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “SFWJ” in the OTC Pink marketplace of OTC Link.

Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Use of Proceeds

We will apply the cash proceeds of this offering for product development, marketing, equipment, farming-related activities, general and administrative expenses and working capital. (See “Use of Proceeds”).

Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 6500 River Place Boulevard, Building 7, Suite 250, Austin, Texas 78730; our telephone number is 512-554-3736; our corporate website is located at www.medcana.net. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Related to Our Company

For a significant period of time prior to 2021, we identified ourselves as a “shell company,” as defined by Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934. Due to our prior “shell company” status and the fact that we are a development-stage business, there is no assurance that we will ever generate significant revenues from our business operations or that we will ever earn a profit. Further, any losses reported by us in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

We do not have a successful operating history. Until 2021, we had not engaged in active business operations for several years, which makes an investment in the Offered Shares highly speculative in nature. Because of our lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

•our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;

•our ability to execute our business strategies;

•our ability to manage our expansion, growth and operating expenses;

•our ability to finance our business;

•our ability to compete and succeed in a competitive industry; and

•future geopolitical events and economic crisis.

We are an early-stage company with limited operating history and may never become profitable. The Company owns MedCana, Inc., an early-stage company focused on cultivating, processing and supplying natural, medicinal-grade cannabis oil and high-quality cannabis derived medical and wellbeing products to large channel distributors, formed in September 21. 2021, and have limited operating history. Medcana, Inc. has only started to test growth and harvest of   commercial cannabis crops and has not yet produced oil extracts, and we will require time to maximize production and refine operating procedures. Further, until our Research Technology and Processing Center has been constructed and becomes operational, we will not have sufficient infrastructure as a processor nor have the ability to extract CBD oil in any material amounts. We are currently in discussions with distributors with whom we intend to engage although no definitive agreements have been signed until the import requirements are met with local jurisdictions. We have limited financial resources and minimal operating cash flow. In addition, we do not currently have significant revenues: for the nine months ended September 30, 2024, we had a net loss of $(1,284,024) (unaudited) and for the year ended December 31, 2023, had a net loss of $(1,653,370) (unaudited).

Additionally, there can be no assurance that additional funding will be available to us for the development of our business, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. Potential investors should consider that we may be unable to:

•successfully implement or execute our business plan, or that our business plan is sound;

•adjust to changing conditions or keep pace with increased demand;

•attract and retain an experienced management team; or

•raise sufficient funds in the capital markets to effectuate our business plan, including product development, licensing and approvals.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our business strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

Our financial statements are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied. We are not required to have our financial statements audited by a firm that is certified by the Public Company Accounting Oversight Board (“PCAOB”). As such, we do not have a third party reviewing the accounting. We may also not be up to date with all publications and releases released by the PCAOB regarding accounting standards and treatments. This circumstance could mean that our unaudited financials may not properly reflect up to date standards and treatments, resulting in misstated financial statements.

In the past, we have not filed our periodic reports in a timely manner. For several years prior to 2021, our company did not timely file all required periodic reports with the OTC Markets. Since September 2021, we have filed all required periodic reports with OTC Markets and our management intends to remain in compliance our filing obligations in the future. However, there is no assurance that we will be successful in this regard.

Should we fail to remain current in our filing obligations, investors in our common stock would be deprived of important current information concerning our company upon which to evaluate their investments, including, without limitation:

•our financial condition and operating results;

•our ongoing and anticipated future business operations and plans;

•changes to our management personnel;

•changes to our capital structure, including changes to shareholder voting rights; and

•transactions between our company and our affiliates.

In addition, should we fail to remain current in our filing obligations, investors in our common stock could experience significant diminution in the value of their shares. This loss of value could be experienced in a number of ways, which include:

•A loss of market liquidity for our common stock due to being designated a “limited information” company by OTC Markets, as indicated by a “YIELD” or “STOP” sign on OTCMarkets.com, or being relegated to the “Expert Market” by OTC Markets.

•An inability of an investor in our common stock to sell such investor’s shares through a brokerage account, due to our company’s having been designated a “limited information” company by OTC Markets.

In these or similar circumstances, an investor in our common stock could lose such investor’s entire investment.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our Chief Executive Officer; the loss of this executive could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our real estate business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Jose Gabriel Díaz. The loss of service of Mr. Díaz, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not entered into an employment agreement with Mr. Díaz. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business plan depends on marketing of our products, which may not be accepted in the marketplace. Our industry is extremely competitive and we have yet to attain any market share. In order to achieve successful operations, we will depend on effective marketing to, first, gain entry into the industry and, then, to achieve market share. We do not employ a marketing agency. Employing a greater number of marketing personnel or a marketing agency would require greater financial resources than we currently possess. Furthermore, our ability to attract independent sales representatives may be limited without greater name recognition, an advertising campaign and market penetration. Unless we are able to address these limitations in our marketing capabilities, you may expect our revenues to be limited and we may have difficulty staying in business. Under such circumstances, our stock cannot be expected to gain in value.

We are an early-stage company with an unproven business model and our business may not become profitable. We are an early-stage company with a limited operating history upon which you can evaluate our business. We have very limited historical financial data. As a result of these factors, the revenue and income potential of our business is unproven, and we have only a limited operating history upon which to base an evaluation of our current business and future prospects. Because of our limited operating history, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Early-stage companies in new and rapidly evolving markets such as ours frequently encounter risks, uncertainties, and difficulties, including those described in this section. We may not be able to successfully address any or all of these risks. Failure to adequately address such risks could cause our business, financial condition, results of operations and prospects to suffer.

Our financial condition could be adversely affected if our available liquidity is insufficient. If our business is significantly adversely affected by further deterioration in the economic environment or otherwise, it could lead us to seek new or additional sources of liquidity to fund our needs. Currently, for a non-investment-grade company such as ours, the capital markets are challenging, with limited available financing and at higher costs than in recent years. There can be no guarantees that we would be able to access any new sources of liquidity on commercially reasonable terms or at all.

We may lose or fail to attract and retain key employees and management personnel. As we expand our operations, our employees will be extremely important assets. An important aspect of our competitiveness will be our ability to attract and retain key employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award, and could be adversely affected by our financial or market performance.

We currently have limited management and staff, which could limit our ability to effectively seize market opportunities and grow our business. Our operations are subject to all of the risks inherent in a growing business enterprise, including the likelihood of operating losses. As a smaller company with a limited operating history, our success will depend, among other factors, upon how we manage the problems, expenses, difficulties, complications and delays frequently encountered in connection with the growth of a new business, products and channels of distribution, and current and future development. In addition, as a company with a limited operating history and limited management and staff to grow our business and manage the risks inherent in a growing business enterprise, these factors could limit our ability to effectively seize market opportunities and grow.

Our ability to grow our business may depend on developing a positive brand reputation. Establishing and maintaining a positive brand reputation is critical to attracting new customers. If we are unable to establish, maintain and enhance our brand reputation and customer satisfaction, our ability to attract new customers will be harmed.

Investors may lose their entire investment if we fail to reach profitability. We have no demonstrable operations record from which you can evaluate the business and its prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. We cannot guarantee that we will be successful in accomplishing our objectives. To date, we have incurred losses and will continue to do so in the foreseeable future. Investors should therefore be aware that they may lose their entire investment in the securities.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation. We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distracting of management’s attention away from our current business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. We caution you that actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, there can be no assurance that our policies and procedures will always ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation in the United States and internationally or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

Our operating expenses could increase without a corresponding increase in revenues. Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our consolidated financial results and on an investment in the Offered Shares. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our lack of adequate directors and officers liability insurance may also make it difficult for us to retain and attract talented and skilled directors and officers. In the future, we may be subject to litigation, including potential class action and shareholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors, should they be subject to legal action based on their service to our company, could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business and Industry

Recent and future acquisitions and strategic investments could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition. We have recently acquired the business, MedCana, Inc., and we may in the future seek to acquire or invest in, businesses, products, or technologies that we believe could complement our operations or expand our breadth, enhance our capabilities, or otherwise offer growth opportunities. Our diversity of product offerings may not be successful. While our growth strategy includes broadening our service and product offerings, implementing an aggressive marketing plan and employing product diversification, there can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of our planned growth and diversified product offerings, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. Additionally, the integration of our acquisitions and pursuit of potential future acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. Specifically, we may not successfully evaluate or utilize the acquired products, assets or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized, or we may be exposed to unknown risks or liabilities of our acquisitions.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer. In some cases, minority shareholders may exist in certain of our non-wholly-owned acquisitions (for businesses we do not purchase as an 100% owned subsidiary) and may retain minority shareholder rights which could make a future change of control or corporate approvals for actions more difficult to achieve and/or more costly.

We also make strategic investments in early-stage companies developing products or technologies that we believe could complement our business or expand our breadth, enhance our technical capabilities, or otherwise offer growth opportunities. These investments may be in early-stage private companies for restricted stock. Such investments are generally illiquid and may never generate value. Further, the companies in which we invest may not succeed, and our investments would lose their value.

Cannabis laws, regulations, and guidelines are dynamic and subject to changes. Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in Colombia and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Compliance with any such legislation may have a material adverse effect on our business, financial condition, and results of operations.

Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.

Demand for cannabis and derivative products could be adversely affected and significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention or other research findings. The legal cannabis industry in Colombia is at an early stage of its development. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of medicinal cannabis are mixed and evolving and can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medicinal cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medicinal cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity, could have a material adverse effect on the demand for medicinal cannabis and on our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of medicinal cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medicinal cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Our ability to gain and increase market acceptance of our business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure to materialize into significant demand may have an adverse effect on our financial condition.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether such publicity is accurate or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes pride in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased ability to enter into new customer, distributor or supplier relationships, retain existing customers, distributors or suppliers, reduced investor confidence and access to capital, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse effect on our financial performance, financial condition, cash flows and growth prospects.

We are subject to the inherent risk of exposure to product liability claims, actions and litigation. As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused bodily harm or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning health risks, possible side effects or interactions with other substances. Product liability claims or regulatory actions against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

We are subject to the inherent risks involved with product recalls. Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if our products are subject to recall, our reputation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses, and potential legal fees and other expenses.

The Company’s products could have unknown side effects. If the products the Company sells are not perceived to have the effects intended by the end user, its business may suffer and the business may be subject to products liability or other legal actions. Many of the Company’s products contain innovative ingredients or combinations of ingredients. There is little long-term data available with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry, or interaction with other drugs. Moreover, there is little long-term data available with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, the Company’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

The Company may be unable to anticipate changes in its potential client requirements that could make the Company’s existing products and services obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its product and service offerings so as to address the increasing sophistication and varied needs of the market and respond to technological and regulatory changes and emerging industry standards and practices on a timely and cost-effective basis.

Research regarding the medical benefits, viability, safety, efficacy, use and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products, which could result in a material adverse effect on our business, financial condition and results of operations or prospects.

The Company’s inventory has a shelf life and may reach its expiration and not be sold. The Company holds finished goods in inventory and its inventory has a shelf life. Finished goods in the Company’s inventory may include cannabis flower, cannabis oil products and cosmeceutical. The Company’s inventory may reach its expiration and not be sold. Although management regularly reviews the quantity and remaining shelf life of inventory on hand, and estimates manufacturing and sales lead times in order to manage its inventory, write-downs of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The seasonal trends in our business create variability in our financial and operating results. Our financial and operating results are subject to seasonal and quarterly variations in our net revenue and operating income and, as a result, our quarterly results may fluctuate and could be below expectations.

Our business has realized a disproportionate amount of our net revenue and earnings for prior fiscal years in the third and fourth quarter as a result of the holiday season, and we expect this seasonal impact on our operations to continue in the future. If we experience lower than expected net revenue during any third or fourth quarter, it may have disproportionately large effects on our operating results and financial condition for that year. Any factors that harm our third or fourth quarter operating results, including disruptions in our brands or our supply chains or unfavourable economic conditions, could have a disproportionate effect on our results of operations and our financial condition for our entire fiscal year.

The Company may not be able to maintain effective quality control systems. The Company may not be able to maintain an effective quality control system. The Company ascribes its early successes, in part, on its commitment to product quality and its effective quality control system. The effectiveness of the Company’s quality control system and its ability to obtain or maintain GMP certification with respect to its manufacturing, processing, and testing facilities depend on a number of factors, including the design of its quality control procedures, training programs, and its ability to ensure that its employees adhere to the Company’s policies and procedures. The Company also depends on service providers such as toll manufacturers and contract laboratories to manufacture, process or test its products, that are subject to GMP certification requirements.

We expect that regulatory agencies will periodically inspect our and our service providers’ facilities to evaluate compliance with applicable GMP requirements. Failure to comply with these requirements may subject us or our service providers to possible regulatory enforcement actions. Any failure or deterioration of the Company’s or its service providers’ quality control systems, including loss of GMP certification, may have a material adverse effect on the Company’s business, results of operations and financial condition.

Energy prices and supply may be subject to change or curtailment due to new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. The Company requires diesel and electric energy and other resources for its cultivation and harvest activities and for transportation of cannabis. The Company relies upon third parties for its supply of energy resources used in its operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Although the Company attempts to mitigate the effects of fuel shortages, electricity outages and cost increases, the Company’s operations will continue to depend on external suppliers of fuel and electricity. If energy supply is cut for an extended period and the Company is unable to find replacement sources at comparable prices, or at all, the Company’s business, financial condition, and results of operations could be materially and adversely affected.

The cannabinoid industry faces strong opposition and may face similar opposition in other jurisdictions in which we operate. Many political and social organizations oppose hemp and cannabis and their legalization, and many people, even those who support legalization, oppose the sale of hemp and cannabis in their geographies. Our business will need support from local governments, industry participants, consumers and residents to be successful. Additionally, there are large, well-funded businesses that may have a strong opposition to the cannabis industry. For example, the pharmaceutical and alcohol industries have traditionally opposed cannabis legalization. Any efforts by these or other industries opposed to cannabis would make in halting or impeding the cannabis industry could have detrimental effects on our business.

We are subject to the risks inherent in an agricultural business. Our business involves the growing of cannabis, which is an agricultural product. The occurrence of severe adverse weather conditions, especially droughts, fires, storms or floods is unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply of cannabis. Adverse weather conditions may be exacerbated by the effects of climate change and may result in the introduction and increased frequency of pests and diseases. The effects of severe adverse weather conditions may reduce our yields or require us to increase our level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects and pests, which could negatively affect cannabis crops. Future droughts could reduce the yield and quality of our cannabis production, which could materially and adversely affect our business, financial condition and results of operations.

The occurrence and effects of plant disease, insects and pests can be unpredictable and devastating to agricultural production, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs may have been incurred. Although some plant diseases are treatable, the cost of treatment can be high and such events could adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plant disease and the production is threatened, we may be unable to adequately supply our customers, which could adversely affect our business, financial condition and results of operations. There can be no assurance that natural elements will not have a material adverse effect on production.

Our operations could be materially and adversely affected if the supply of cannabis seeds is ceased or delayed, and we do not find replacement suppliers and obtain all necessary authorizations. If for any reason the supply of cannabis seeds is ceased or delayed, we would have to seek alternate suppliers and obtain all necessary authorization for the new seeds. If replacement seeds cannot be obtained at comparable prices, or at all, or if the necessary authorizations are not obtained, our business, financial condition and results of operations would be materially and adversely affected.

Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry. The industry in which we operate is subject to intense and increasing competition. Some of our competitors have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in Colombia, who are not yet active in the industry. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

The Company could face competitive risks from the development and distribution of synthetic cannabis. The pharmaceutical industry and others may attempt to enter the cannabis industry and, in particular, the medical cannabis industry through the development and distribution of synthetic products that emulate the effects of and treatment provided by naturally occurring cannabis. If synthetic cannabis products are widely adopted, the widespread popularity of such synthetic cannabis products could change the demand, volume and profitability of the botanical cannabinoid industry. This could adversely affect our ability to secure long-term profitability and success through the sustainable and profitable operation of our business.

The legalization of adult-use, recreational cannabis may reduce sales of medical cannabis. Legalization of the sale to adults of recreational, non-medical cannabis in any country may increase competition in the medical cannabis market. We may not be able to achieve our business plan in a highly competitive market where recreational, adult-use cannabis is legal, or the market may experience a drop in the price of cannabis and cannabis products over time, decreasing our profit margins.

The Company is reliant on third party transportation services and importation services to deliver its products to customers. The Company relies on third party transportation services and importation services to deliver its products to its customers. The Company is exposed to the inherent risks associated with relying on third party transportation service-providers, including logistical problems, delays, loss or theft of product and increased shipping and insurance costs. Any delay in transporting the product, breach of security or loss of product, could have a material adverse effect on the Company’s business, financial performance and results of operations. Further, any breach of security and loss of product during transport could affect the Company’s status as a licensed producer in Colombia.

The Company is dependent on suppliers to supply equipment, parts and components for the operation of its business. The Company’s ability to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the Company’s financial results.

We may not be able to establish and maintain bank accounts in certain countries. There is a risk that banking institutions in countries where we operate will not open accounts for us or will not accept payments or deposits from proceeds related to the cannabis industry. Such risks could increase our costs or prevent us from expanding into certain jurisdictions.

Cybersecurity risks related to the technology used in our operations and other business processes, as well as security breaches of company, customer, employee and vendor information, could adversely affect our business. We will rely on various information technology systems to capture, process, store and report data and interact with customers, vendors and employees. Despite careful security and controls design, as the prevalence of cyber-attacks continues to increase, our information technology systems, and those of our third-party providers, could become subject to increased security threats, such as phishing and malware incidents. Our security measures may be unable to prevent certain security breaches, and any such network, system, data or other breaches could result in misappropriation of sensitive data, transactional errors, theft of funds, business disruptions, loss of or damage to intellectual property, loss of customers and business opportunities, unauthorized access to or disclosure of confidential or personal information (which could cause a breach of applicable data protection legislation), regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs and additional compliance costs, any of which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Because the techniques used to obtain unauthorized access to, or disable, degrade or sabotage, information technologies systems change frequently, and may not be recognized until after they have been launched against a target, we may be unable to anticipate these techniques, implement adequate preventative measures or remediate any breach in a timely or effective manner. In addition, the development and maintenance of preventative or detective measures is costly, and requires ongoing monitoring and updating as technologies change and efforts to circumvent security measures become more sophisticated. As well as incurring additional costs, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the systems, or we may be unable to successfully integrate and launch new systems as planned without disruptions to our operations. Misuse of internal applications, theft of intellectual property, trade secrets, funds or other corporate assets and inappropriate disclosure of confidential information could stem from such incidents.

Despite our efforts, we remain potentially vulnerable to cyber-attacks and security breaches, and any such attack or breach could adversely affect our reputation, business, financial condition or results of operations.

Risks Related to Securities Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Series A Preferred Stock preclude current and future owners of our common stock from influencing any corporate decision. The outstanding shares of our Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. Each share of Series A Preferred Stock has the right to 500 votes in all corporate matters. The owners of the shares of Series A Preferred Stock, one of whom is our Sole Director and Officer, Jose Gabriel Díaz, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

We are selling this offering on a best-efforts basis and may be unable to sell any Company Offered Shares. This offering is being conducted on a best-efforts basis, that is, this offering is not a firm-commitment, underwritten offering. Rather, we intend to sell the Company Offered Shares through the efforts of our executive officers and directors, who will receive no commissions. There is no guarantee that our executive officers and directors or any other person will be able to sell any of the Company Offered Shares. None of our executive officers and directors has any experience conducting a best-efforts offering. (See “Plan of Distribution”).

There is no minimum offering and no person has committed to purchase any of the Company Offered Shares. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Company Offered Shares or that we will sell enough of the Company Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Company Offered Shares.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares. Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

The market price for our common stock has been, and may continue to be, highly volatile. The market for low-priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•quarterly variations in our operating results;

•operating results that vary from the expectations of investors;

•changes in expectations as to our future financial performance, including financial estimates by investors;

•reaction to our periodic filings, or presentations by executives at investor and industry conferences;

•changes in our capital structure;

•announcements of innovations or new services by us or our competitors;

•announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•lack of success in the expansion of our business operations;

•announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;

•additions or departures of key personnel;

•asset impairment;

•temporary or permanent inability to offer our products and services; and

•rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

You will suffer dilution in the net tangible book value of the Company Offered Shares you purchase in this offering. If you acquire any Company Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Company Offered Shares in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Ownership Dilution

The information under “Investment Dilution” below does not take into account the potential conversion of the 2,000,000 outstanding shares of Series A Preferred Stock into 1,000,000,000 shares of our common stock. The 2,000,000 outstanding shares of Series A Preferred Stock may be converted into shares of our common stock at anytime.

The conversion of the 2,000,000 outstanding shares of Series A Preferred Stock into shares of our common stock would cause holders of our common stock, including the Offered Shares, to incur significant dilution in their ownership of our company. The effect of the rights of conversion of the Series A Preferred Stock is that the holders, were the holders to convert the shares of Series A Preferred Stock into common stock upon the sale of all of the Offered Shares, the holder would be issued a number of shares of common stock equal to approximately 60% of our then-outstanding shares of common stock. (See “Risk Factors-Risks Related to a Purchase of the Offered Shares,” “Description of Securities” and “Security Ownership of Certain Beneficial Owners and Management”).

Investment Dilution

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Company Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Company Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Company Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of December 31, 2024, was $(303,193) (unaudited), or $(0.0007) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

Based on 412,424,141 shares of our common stock outstanding at December 31, 2024, the tables below illustrate the dilution to purchasers of Company Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold at a per share price of $0.0025.

Assuming the Sale of 100% of the Company Offered Shares
Assumed offering price per share	$0.0025
Net tangible book value per share as of December 31, 2024 (unaudited)	$(0.0007)
Increase in net tangible book value per share after giving effect to this offering	$0.0017
Pro forma net tangible book value per share as of December 31, 2024 (unaudited)	$0.0010
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0015

Assuming the Sale of 75% of the Company Offered Shares
Assumed offering price per share	$0.0025
Net tangible book value per share as of December 31, 2024 (unaudited)	$(0.0007)
Increase in net tangible book value per share after giving effect to this offering	$0.0015
Pro forma net tangible book value per share as of December 31, 2024 (unaudited)	$0.0008
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0017

Assuming the Sale of 50% of the Company Offered Shares
Assumed offering price per share	$0.0025
Net tangible book value per share as of December 31, 2024 (unaudited)	$(0.0007)
Increase in net tangible book value per share after giving effect to this offering	$0.0012
Pro forma net tangible book value per share as of December 31, 2024 (unaudited)	$0.0005
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0020

Assuming the Sale of 25% of the Company Offered Shares
Assumed offering price per share	$0.0025
Net tangible book value per share as of December 31, 2024 (unaudited)	$(0.0007)
Increase in net tangible book value per share after giving effect to this offering	$0.0007
Pro forma net tangible book value per share as of December 31, 2024 (unaudited)	$0.0000
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.0025

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Company Offered Shares at a per share price of $0.0025. There is, of course, no guaranty that we will be successful in selling any of the Company Offered Shares in this offering.

	Assumed Percentage of Company Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	125,000,000	250,000,000	375,000,000	500,000,000
Gross proceeds	$312,500	$625,000	$937,500	$1,250,000
Offering expenses	10,000	10,000	10,000	10,000
Net proceeds	$302,500	$615,000	$927,500	$1,240,000

The table below sets forth the proceeds we would derive from the sale of assuming the sale of 25%, 50%, 75% and 100% of the Company Offered Shares at a per share price of $0.0025, assuming the payment of no sales commissions or finder’s fees and assuming the payment of expenses associated with this offering of $10,000. There is, of course, no guaranty that we will be successful in selling any of the Company Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Company Offered Shares Sold in This Offering(1)
	25%	50%	75%	100%
Development and support	$38,000	$185,000	$335,000	$580,000
CBD Product Development & Inventory	276,800	595,000	915,000	1,200,000
Marketing	138,000	185,000	235,000	250,000
Operations / Hosting	38,000	185,000	235,000	250,000
Hiring staff/ programmers	15,000	30,000	50,000	100,000
Building a suitable facility for farming and cultivation	38,000	135,000	185,000	200,000
Transportation of key individuals and for farm	38,000	135,000	185,000	200,000
Logistics tracking of the product, which will in turn become data for the Technology software	38,000	85,000	150,000	250,000
Colombian License maintenance and renewal	38,000	85,000	150,000	250,000
Working Capital	222,350	245,000	412,500	560,000
TOTAL	$302,500	$615,000	$927,500	$1,240,000

(1)In addition to the Company Offered Shares, up to 47,500,000 Conversion Shares (the Selling Shareholder Offered Shares) may be issued by the Company upon the conversion of the Subject Convertible Notes. Following each issuance of Conversion Shares, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Notes will be disclosed.

The Subject Convertible Notes were issued, as follows:

(a)We issued a $50,000 principal amount convertible promissory note on November 7, 2024, to MSC Capital Advisors, LLC that is due on November 7, 2025, and is convertible, at this holder’s election, into Conversion Shares. The proceeds of this loan were used for general corporate purposes. (See “Plan of Distribution” and “Selling Shareholders”).

(b)We issued a $24,850 principal amount convertible promissory note dated March 11, 2025, and amended April 9, 2025, to NLF Support Services, LLC, a wholly-owned service subsidiary of our legal counsel, Newlan Law Firm, PLLC, that bears interest at 8% per annum, that is due on March 11, 2026, and is convertible into Conversion Shares, upon the qualification of the Offering Statement on Form 1-A of which this Offering Circular forms a part. This convertible promissory note was issued in payment of legal services. (See “Plan of Distribution” and “Selling Shareholders”).

(c)We issued a $35,000 principal amount convertible promissory note dated March 11, 2025, and amended April 9, 2025, to NLF Support Services, LLC, a wholly-owned service subsidiary of our legal counsel, Newlan Law Firm, PLLC, that bears interest at 8% per annum, that is due on March 11, 2026, and is convertible into Conversion Shares, upon the qualification of the Offering Statement on Form 1-A of which this Offering Circular forms a part. This convertible promissory note was issued in payment of legal services. (See “Plan of Distribution” and “Selling Shareholders”).

(See “Plan of Distribution” and “Selling Shareholders”).

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 500,000,000 Company Offered Shares on a best-efforts basis, at a fixed price of $0.0025 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

In addition, the Selling Shareholders are offering up to 47,500,000 Selling Shareholder Offered Shares. We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering). Our company will not be involved in manner way in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders. (See “Selling Shareholders”).

There is no minimum number of Company Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Company Offered Shares in this offering through the efforts of our Chief Executive Officer, Jose Gabriel Díaz. Mr. Díaz will not receive any compensation for offering or selling the Company Offered Shares. We believe that Mr. Díaz is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Díaz:

•is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and

•is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

•is not an associated person of a broker or dealer; and

•meets the conditions of the following:

oprimarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and

owas not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

odid not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Company Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8% of the gross offering proceeds from their sales of the Company Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8% on the sale of Company Offered Shares effected by the broker-dealer.

Procedures for Subscribing

In General. If you are interested in subscribing for Company Offered Shares in this offering, please submit a request for information by e-mail to Mr. Díaz at: gdiaz@medcana.co; all relevant information will be delivered to you by return e-mail via electronic PDF format. Additionally, this Offering Circular will be available for viewing and download 24 hours per day, 7 days per week on our website at www.medcana.net, as well as on the SEC’s website, www.sec.gov.

Thereafter, should you decide to subscribe for Company Offered Shares, you are required to follow the procedures described therein, which are:

•Electronically execute and deliver to us a subscription agreement via e-mail to: gdiaz@medcana.co; and

•Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Subscription Review Process. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us and shall have cleared, we have the right to review and accept or reject your subscription, in whole or in part. In determining whether to accept or reject a subscription, we will consider the following factors: whether the subscriber or an affiliate of the subscriber qualifies as a “bad actor” as defined in Rule 262(d) of the SEC; the reputation of the subscriber and its affiliates within the securities industry; our then-current need for a cash investment; the state of the securities markets, in general, and the market for our common stock, in particular.

Within three (3) days after we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us and shall have cleared, we will notify you of our decision, and the reason therefor, to reject or accept your subscription.

Rejection of Subscriptions. Should we determine to reject your subscription, we will return all monies from your rejected subscription via wire transfer (or such other method as directed by you) within one (1) business day of our notifying you of such determination, without interest or deduction.

Acceptance of Subscriptions. Should we determine to accept your subscription, we will countersign the subscription agreement and, within one (1) business day, issue and deliver the Company Offered Shares subscribed in accordance with your delivery instructions. Once your subscription has been accepted by us, you may not revoke or change your subscription or request the return of your subscription funds. All accepted subscription agreements are irrevocable.

An investor will become a shareholder of our company, upon our acceptance of our acceptance of a subscription, with the Company Offered Shares being issued immediately thereafter. For clarity, the subscription settlement will not occur until an investor’s funds have cleared and we accept an investor’s subscription.

By executing the subscription agreement and paying the total purchase price for the Company Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Law Exemption and Offerings to Qualified Purchasers” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Company Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares, in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Offered Shares have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan initially to qualify the Offered Shares, Company Offered Shares and Selling Shareholder Offered Shares, in Colorado, Connecticut, Delaware, Georgia, Puerto Rico and New York, and it is possible that we would determine to qualify Offered Shares Company Offered Shares and Selling Shareholder Offered Shares, in all states. In the case of each state in which Offered Shares Company Offered Shares and Selling Shareholder Offered Shares, are offered and sold, we will qualify the Offered Shares Company Offered Shares and Selling Shareholder Offered Shares, for sale with the applicable state securities regulatory body or the Offered Shares Company Offered Shares and Selling Shareholder Offered Shares, will be offered and sold pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Company Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares Company Offered Shares and Selling Shareholder Offered Shares, may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of the Company Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Company Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Company Offered Shares.

Transferability of the Offered Shares

The Offered Shares Company Offered Shares and Selling Shareholder Offered Shares, will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Company Offered Shares, these materials will not give a complete understanding of our company, this offering or the Company Offered Shares and are not to be considered part of this

Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Company Offered Shares.

SELLING SHAREHOLDERS

After the qualification of this offering by the SEC, a total of $109,850 of principal amount convertible notes (the Subject Convertible Notes) will, by their terms, be eligible for conversion into the Conversion Shares (the Selling Shareholder Offered Shares), at the election of their holders, at the offering price for all of the Offered Shares, $0.0025 per share. Following all such issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Notes will be disclosed.

The shareholders named in the table below are the “Selling Shareholders.” The Selling Shareholders intend to sell up to 47,500,000 Selling Shareholder Offered Shares at the offering price for all of the Offered Shares, $0.0025 per share. The Selling Shareholders are third parties. Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders.

We will pay all of the expenses of this offering (other than the selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering, if any), but we will not receive any of the proceeds from the sales of Selling Shareholder Offered Shares in this offering.

One of the Selling Shareholders MSC Capital Advisors, LLC, is associated with a broker-dealer – see Note 5 in the table below for more information about this Selling Shareholder’s association with a broker-dealer. The other Selling Shareholder, NLF Support Services, LLC, is not affiliated with a broker-dealer.

The Selling Shareholders intend to sell the Selling Shareholder Offered Shares in market transactions or in negotiated private transactions at the per share offering price for all of the Offered Shares, $0.0025 per share. The Selling Shareholders may be deemed to be “underwriters” of the shares of our common stock offered by the Selling Shareholders in this offering. In this regard, each of the Selling Shareholders intends to deliver to a purchaser this Offering Circular before or with the sale of Selling Shareholder Offered Shares. It is expected that, in sales of Selling Shareholder Offered Shares in market transactions, if any, this Offering Circular would be delivered in digital format with the relevant sale confirmation.

A minimum purchase of $5,000 of the Selling Shareholder Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000.

		Prior to this Offering			After this Offering
Name of Selling Shareholder	Position, Office or Other Material Relationship	# of Shares Beneficially Owned(1)	% Beneficially Owned(2)	# of Shares to be Offered for the Account of the Selling Shareholder (1)	# of Shares Beneficially Owned	% Beneficially Owned(3)
MSC Capital Advisors, LLC(4)(5)	None	21,850,000	5.95%	21,850,000	0	0%
NLF Support Services, LLC(6)	See Note 6	25,650,000	6.98%	25,650,000	0	0%

(1)None of these shares has been issued, but underlie the Subject Convertible Notes. Rather, the share numbers in this column are estimates of the number of Selling Shareholder Offered Shares that each listed holder may acquire from our company. Following each issuance of Conversion Shares (Selling Shareholder Offered Shares), we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares (Selling Shareholder Offered Shares) issued in payment of the Subject Convertible Notes will be disclosed.

(2)Based on 367,348,062 shares outstanding, assuming the issuance of 47,500,000 Conversion Shares, before this offering.

(3)Based on 867,348,062 shares outstanding, assuming the sale of all of the Company Offered Shares and the issuance and subsequent sale of 47,500,000 Conversion Shares, after this offering.

(4)Christopher Shufeldt is the owner of this entity. The address of this Selling Shareholder is 551 South Apollo Boulevard, Suite 202, Melbourne, Florida 32901.

(5)This Selling Shareholder is associated with a broker-dealer, Abraham Securities Corp. (“ASC”). The owner of this Selling Shareholder, Christopher Shufeldt, has purchased 24% of ASC and has entered into an agreement to purchase the remaining 76% of ASC. The closing of such purchase transaction is subject to FINRA approval and has not occurred. There is no assurance that FINRA will approve such purchase transaction. With respect to the Company’s offering of the Company Offered Shares and the Selling Shareholders’ offering the Selling Shareholder Offered Shares, ASC shall have no involvement in this offering.

(6)This entity is a wholly-owned services subsidiary of our legal counsel, Newlan Law Firm, PLLC, the Managing Member of which is Eric Newlan. The address of the Selling Shareholder is 13680 CR 306, Buena Vista, Colorado 81211.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 1,500,000,000 shares of common stock, $.001 par value per share; and (b) 500,900,000 shares of preferred stock, $.001 par value per share, of which 250,000,000 shares are designated Class A Preferred Stock, 250,000,000 shares are designated Class B Preferred Stock and 900,000 shares are designated as Class C Preferred Stock.

As of the date of this Offering Circular, there were (1) 319,848,062 shares of our common stock issued and outstanding held by approximately 120 holders of record; (2) 2,000,000 shares of Class Preferred Stock were issued and outstanding held by three holders of record; (3) zero shares of Class B Preferred Stock issued and outstanding; and 740,355 shares of Class C Preferred Stock issued and outstanding held by 23 holders.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Louisiana law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Class A Preferred Stock

Voting Rights. Each share of Class A Preferred Stock has the right to 500 votes in all corporate matters.

The owners of the shares of Class A Preferred Stock, one of whom is our Sole Director and Officer, Jose Gabriel Díaz, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Transactions”).

Conversion Rights. Each share of Series A Preferred Stock is convertible into 500 shares of our common stock, at any time.

Class B Preferred Stock

Voting Rights. The Class B Preferred Stock possesses no voting rights, except as required by Louisiana law.

Conversion Rights. Each share of Class B Preferred Stock is convertible into 500 shares of our common stock, at any time.

Class C Preferred Stock

Stated Value. The Class C Preferred Stock shall have a stated value of $1.00 per share (the “Stated Value”).

Voting Rights. Each share of the Class C Preferred Stock shall be entitled to one (1) vote on all matters with the outstanding shares of our common stock.

Interest. Each share of the Class C Preferred Stock shall bear interest on the Stated Value thereof at the rate of ten percent (10%) per annum from the date of its issue until converted or redeemed.

Dividends. The Class C Preferred Stock shall be treated pari passu with our common stock, except that the dividend on each share of Class C Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of common stock multiplied by the Conversion Price (defined below).

Liquidation. Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, payments to the holders of Class C Preferred Stock shall be treated pari passu with the common stock, except that the payment on each share of Class C Preferred Stock shall be an amount equal to $1.00 for each such share of the outstanding Class C Preferred Stock held by such holder, plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, before any payment shall be made or any assets distributed to the holders of our common stock, and, after such payment, the remaining assets of our company shall be distributed to the holders of our common stock.

Conversion Rights.

Voluntary Conversion Right; Conversion Price. Any time following the date that is six (6) months from issuance, the Class C Preferred Stock shall be convertible into shares of our common stock, as follows: holders of Class C Preferred Stock may convert shares of Class C Preferred Stock held by them into shares of the Common Stock. The conversion price shall be $0.01 per share (the “Conversion Price”), subject to adjustments. The number of shares of Common Stock receivable upon conversion of one (1) share of Class C Preferred Stock equals the Stated Value divided by the then-Conversion Price.

Automatic Conversion. Each share of Class C Preferred Stock shall automatically be converted into shares of our common stock, at its then-effective Conversion Rate, on March 31, 2026.

Redemption. The Class C Preferred Stock may be redeemed by our company at any time for a cash purchase price equal to the liquidation preference as of the redemption date, plus (a) accrued and unpaid interest and (b) accumulated and unpaid dividends.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Louisiana law.

Transfer Agent

We have retained the services of Signature Stock Transfer, Inc., 14673 Midway Road, Suite 220, Addison, Texas 75001, as the transfer agent for our common stock. Legacy Stock Transfer’s website is located at: www.legacystocktransfer.com. No information found on Signature Stock Transfer’s website is part of this Offering Circular.

BUSINESS

Background

Software Effective Solutions Corp is a Louisiana corporation originally incorporated in 1999. On October 25, 2021, our company acquired MedCana, Inc., a Nevada corporation, pursuant to an agreement and plan of exchange. MedCana, Inc. (Nevada) owns assets in Nevada, and also in the country of Colombia. The Nevada assets are computer software and hardware, and also databases and webservers hosted in the United States. The Colombian assets are 5 businesses; each business owns 3 Colombian (federally issued) territorial-based licenses that permit cultivation and food/pharmaceutical processing of cannabis, for a total of 15 licenses. The licenses are legal permits that have monetary value. The value is based on two criteria: 1) the actual cost of owning the license (and also based on the purchase price of the licenses itself), and 2) the license grants the usage of land specified within the contract license, which is worth of the future farm yields (crop yields) that have a market value at the time of harvesting and reselling the crop.

TOKAN Corporation sold its software and hardware assets and Intellectual Property assets to the Company for 63,000,000 shares of common stock of the Company. The agreement was made on August 15, 2021. This constitutes approximately 63% of the total issued and outstanding common shares.  The software and hardware, and Intellectual Property assets are the most important assets for the Company because it will persist and be constantly upgraded to the most modern technology, and compete with other software/hardware systems.

MedCana, Inc.’s Colombian assets, which shall be used to supplement the Company’s software, include 5 businesses, located in the country of Colombia. Each of these 5 businesses hold (own) 3 Colombian (federally issued) territorial-based licenses that permit cultivation and food/pharmaceutical processing of cannabis. The total number of licenses is 15 (fifteen) altogether.

The licenses are legal permits that have monetary value. The value is based on two criteria: 1) the actual cost of owning the license (and also based on the purchase price of the licenses itself), and 2) the license grants the usage of land specified within the contract license, which is worth of the future farm yields (crop yields) that have a market value at the time of harvesting and reselling the crop. Medcana also owns a 60% stake in Eko2o S.A.S, a company that sells and services agricultural technology solutions, irrigation systems, sensors and monitoring systems, and green houses.

The Company expects that it will develop the software/hardware/Intellectual Property for its own private use at first, so that it can test the robustness of the software.  After thorough testing and software upgrades, it will aspire to add unique features that will make it enticing for other cannabis vendors to use the software, and so we aim to sell them the software/hardware.

New Business Segment - CBD Business Plan

Effective March 1, 2025, our Board of Directors adopted a plan that would have our company establish a CBD-based business. Given our company’s lack of internal expertise with which to implement such CBD-based business strategy, we have secured the services of Red Phoenix Rising, LLC (Red Phoenix), the principals of which possess significant expertise in market development, marketing and sales in the CBD industry. Our CBD business development strategy includes the following:

•Finalize plan to enter the CBD industry at all levels.

•Determine initial CBD product mix.

•Plan and provide a retail level product branding strategy for Client.

•Finalize label designs for the packaging of CBD products.

•Finalize product packaging specifications, to maximize margins and brand recognition.

•Create e-commerce websites for wholesalers, retailers and direct-to-consumer efforts with respect to CBD products.

•complete agreements between our company and producers of CBD products.

•Complete terms for the wholesale purchase of raw materials and white label products, as well as terms for the distribution and sale of CBD products to retailers.

•Finalize strategies for establishing long-term retailer and consumer loyalty to CBD brands, including, but not limited to:

oComplete IP development

oDesign and development of online brand

oDirect-to-consumer marketing

oAchieve Broader retailer enrollment

Current Product Offerings

1.Sell companies or individuals the software and hardware as a package, contained in a Virtual Machine, so that they can host it onto their own servers. The Company will send a Virtual Machine file, which is compatible with the most popular Virtual Machine engines - Docker, Amazon Web Servers Containers, VMWare, or Virtual Box

2.Alternatively, we can offer a 24/7 online subscription model, which requires us to give them an APP, such as an application that interfaces with our main servers, as a client/server model.  It is also known as a SaaS (software as a service), which means that we will give them a subscription based model of paying for the usage of our software.  Integration will be seamless to them, but more complex for the Company to perform because the Company would have to anticipate all of the permutations that a typical cannabis dispensary company, pharmaceutical company, cannabis reseller, would need in order for it to be useful for them.

The sales are anticipated to be segmented into 2 business verticals: 1) software/hardware/intellectual property, and 2)  physical sale of crop yields to local and international buyers.  Because the software/hardware requires a ramp up period versus the physical farming is simpler, the first product anticipated to provide sales is #2, which is the Cannabis plant material.  For the longevity of revenues, we expect it to pivot to #1, which is the software/hardware SaaS offering.

Our original business plan is Content Management Systems, CMS.  And we are not deviating from this business plan. We are still aiming to be a software/hardware/IP company, and our extra land assets in Colombia aim to give us revenue, which we will send its profits to the farming and to the American software/hardware.

The subscriber-based product offerings brought forth are Software as a Service (SaaS) subscription models (recurring revenue model). Specifically, the Company has identified the need for reliable Inventory Tracking Services for the growing Marijuana

Dispensary and Cannabis Derivative sector. The reason for choosing the Marijuana Dispensary and Cannabis Derivative Inventory Tracking System is because: A) There are numerous public companies that are selling these products and may need the expertise of tracking their items. B) Having clients that are publicly traded adds legitimacy and has advantageous marketing aspects. And C) We have a good working knowledge of how and where the hosting servers are domiciled, in order to abide by all regulations set forth upon the industry, so that the Company can help these marijuana start-up businesses be compliant.

The Company has programming expertise and knowledge to execute and code the software lifecycle and relevant use-cases, to make a viable SaaS platform for vendors of Cannabis, growers of Cannabis, and related hardware vendors, in order to track their products. (This is known in the industry as Seed to Store tracking). The Company has chosen Amazon.com’s AWS hosting to be the prime hosting vendor for this project because it has geographical load balancing and can abide by the appropriate jurisdictions that then legally serve its content to our clients.

The Columbian Business Plan and Software Plan

Software / Hardware / IP Offering.

The Software/Hardware/IP constitutes about 60% of the Company’s focus.  Upon clinical research, the cannabis industry is fragmented due to various software that vendors use, and a lack of integration.  This is analogous to how accounting software companies in the 1990’s aimed to be the leader, and then they all distilled down via takeovers and buyouts, to only 3 big vendors in the early 2010’s - Simply Accounting, Quickbooks, and Sage.

The figure below shows how fragmented the cannabis software industry is currently. We anticipate that it will be reduced to 3 leaders.

CANNATECH ECOSYSTEM STACK

420MSP

Seed-to-Sale
- Helix BioTrack
- APG Cash Drawer
- BLAZE
- LeafLogix
- CannaPoint
- odoo
- Dauntless
- Ommpos
- Fishbowl
- soro
- flourish
- TREEZ
- growflow
- TRYM
- KLER CORP
- Viridian Sciences
- KlickTrack
- ZUNA

Integrator
- AKERNA
- HEARTLAND
- Bloomstack
- HERBL

Analytics
- BDSA
- BudTender
- EQUINOX Technology Partners
- FastSensor
- HEADSET
- New Frontier
- RipeMetrics
- peridot
- Purple Fog Enterprises

Ordering Solutions
- Bud·bytes
- Leafly
- blueyellow
- olla
- dutchie
- stemless
- Jane
- Stickyleaf

Infrastructure
- Confident Cannabis
- HIKVISION
- MARCH networks
- Deep Sentinel
- star
- elo
- VIGILIX
- Growtronix
- ZEBRA

Ad Tech
- Fyllo
- Surfside
- Enlighten
- ETALFAST

Financial Services
- dama Financial
- LENDICA
- leaflink
- Hypur
- TruHarbor
- spence

Point-of-Sale
- Adilas420
- MEADOW
- POSaBIT
- PROTEUS420
- CUMMINS ALLISON
- Retail Management HERO
- flowhub
- greenbits
- RCS
- IndicaOnline
- webjoint

Compliance
- CANNVEYA
- metrc
- MJ FREEWAY

Distribution
- ETALFAST
- distru
- blackbird
- INDUS Holdings Inc
- BlueStar
- NABIS
- DELTA9 Systems
- Rocky Mountain Business Products RMBP

Education/Training/Incentive
- big Best in Grow
- LUCID
- Green Flower
- MJ Hybrid Solutions
- LEARN Brands
- toptender
- Zol Train

Listing Aggregator
- PotGuide.com
- weedmaps
- W

Marketplace
- kush
- leaf.trade
- Proper

Loyalty, Messaging, Wallet Solutions
- ALPINE IQ
- dataowl
- happy cabbage Analytics
- springbig
- Sprout

Digital Signage
- The Peak Beyond
- ENLIGHTEN
- GreenScreens

Platform for Cannabis Operators

Our powerful, easy-to-use software connects your production, sales, accounting and executive teams in a centralized platform to help streamline your supply chain and keep you compliant with state regulations.

Manufacturing

Keep your finished goods and components in sync with product assembly and waste tracking.

Distribution

Create and fulfill orders across multiple warehouses with ease.

CRM

Manage your relationships with vendors and retailers, manage tasks, and track all activity.

Order Management

Create orders, invoices and shipments, managing A/P and A/R every step of the way international payment processing.

Inventory

Track and audit your live inventory levels, packages, and batches in one place.

Testing

Easily track and retrieve test results.

Software Competitors

www.groweriq.com

Cannabis software and business solution covers the requirements of compliant seed-to-sale tracking and data reporting in every state. Tracking and reporting tools customized to your jurisdiction’s regulations,

https://www.workwave.com/cannabis-delivery-software/

Complete seed to delivery software with logistics tracking.

https://www.biotrack.com/

Tracking and reporting tools customized to your jurisdiction’s regulations, plus tons of extra features to help you operate every aspect of your licensed cannabis business including comprehensive reports, data-driven marketing tools, integrated hardware for minimal data entry, and customizable workflows

https://www.kler.io/logistics

Visibility into operations promotes effective management of the product lifecycle.

From inventory control to distribution, KLER provides solutions to ease inventory management and shipping compliance.

KLER equips you to manage everything from order acquisition to product destination via a robust software platform. The result is better accuracy and efficiency, and more streamlined processes.

Our Software Offering is Unique:

We provide Cannabis/CBD seed to delivery software in the USA, Canada and Internationally.  Our software provides, tracking, logistics, compliance, and payment processing. We employ software engineers in the USA and Canada this is our primary business. We look to have farming operations outside the USA and Canada. Our goal is to offer end to end customer software, logistics and product supply

Our business goals for the software are:

•Make English language software. And brand our software to be the “cutting edge” and most user friendly cannabis software in the world.

•Make money from our Colombian assets to expand our software offerings: Expand quickly to become one of the largest, if not the largest, diversified growth, certified processing, and exporting operation in Colombia.

•Create unique patentable products (or even farming processes if we come across a reproducible technique) through our research and development actions.

•Create a recognizable brand that is synonymous to good quality and good reputation.

•Create globally certified pharmaceutical grade extracts, if we are able to make connections with pharmacologists and laboratories.

•Use our own software and advertise how well our software is.

The Colombian assets will help us grow our software offering. We have a solid physical asset, and there are limitations on its yield. However, if those profits are reinvested into software, the Return on Investment (ROI) and EPS will be much higher if we stay the course of maintaining as a software company.

Plan for Our Colombian Assets

Our Assets in Colombia aim to provide profit which will go into the software/hardware offering.

The Company, via its MedCana, Inc. acquisition, secured five businesses with three licenses each. Business #1 intends to administrate all of the shipping and movement of product for Businesses #2, #3,#4, and #5. Business #2 intends to to produce with THC, Business #3 intends to produce products without THC; Business #4 is to process cannabis, and Business #5 is to sell the products. total of 15 licenses.  The companies are located in the city of Marinilla in Colombia.

The licenses granted/issued by Colombia allow for various activities, which include general handling of cannabis, growing of the plant, and processing of the crop year, ergo why 3 licenses are required for each business.

The five businesses are named and have been registered in the country of Colombia. They are named:

1.REMEDIUM S.A.S, ROYAL

2.CANNABIS DE COLOMBIA S.A.S

3.CANNEHEALTH BUSINESS S.A.S

4.VITAL CANNABIS S.A.S

5.CANNABICOLOMBIA GROUP S.A.S

The following table is the specification of the land size, crop, and plant varietal that each business can perform:

Business	Location	AREA M2	Area Acres	Type of Crop	Variety
REMEDIUM S.A.S	Marinilla	88,350	21.83	Greenhouse	THC/Non THC
		30,551	7.55	Open air	Non THC

ROYAL CANNABIS DE COLOMBIA S.A.S	Marinilla	20,457	5.06	Greenhouse	THC/Non THC
		108,299	26.76	Open air	Non THC

CANNEHEALTH BUSINESS S.A.S	Marinilla	90,000	22.24	Greenhouse	THC/Non THC
			-
VITAL CANNABIS S.A.S	Marinilla	30,527	7.54	Greenhouse	THC/Non THC
			-
CANNABICOLOMBIA GROUP S.A.S	Marinilla	40,000	9.88	Greenhouse	THC/Non THC
			-
Total		408,184	100.86

Properties

The Antioquia Valley, near Medellin, is the optimal location for cannabis growth, as it sits 5,000 feet above sea level, with perfect spring-like weather year-round. Since Antioquia has the region’s best possible climate and soil, it allows four complete growth cycles.

Company	Location	AREA M2	Area Acres	Type of Crop	Variety
REMEDIUM S.A.S	Marinilla	88,350	21.83	Greenhouse	THC/Non THC
		30,551	7.55	Open air	Non THC
ROYAL CANNABIS DE COLOMBIA S.A.S	Marinilla	20,457	5.06	Greenhouse	THC/Non THC
		108,299	26.76	Open air	Non THC
CANNEHEALTH BUSINESS S.A.S	Marinilla	90,000	22.24	Greenhouse	THC/Non THC
			-
VITAL CANNABIS S.A.S	Marinilla	30,527	7.54	Greenhouse	THC/Non THC
			-
CANNABICOLOMBIA GROUP S.A.S	Marinilla	40,000	9.88	Greenhouse	THC/Non THC
			-
Total		408,184	100.86

Environmental Protection

We are committed to high environmental standards and carries out our activities and operations in compliance with all relevant and applicable environmental regulations and best industry practices. Costs of environmental regulatory compliance are not expected to be significant.

Employees, Specialized Skill and Knowledge

As of the date of this Offering Circular, our operations are managed by our sole director and officer, Jose Gabrial Díaz. Mr. Díaz possesses a wide range of professional skills that are relevant to pursuing and executing our business strategy. These skills include strong technical skills, expertise in planning and financial controls, ability to execute on business development opportunities, capital markets expertise and entrepreneurial experiences which will allow us to effectively identify, evaluate and execute on value-added initiatives. Additional employees are expected to be hired as our operational levels increase.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Results of Operations

Years Ended December 31, 2024 and 2023. For the year ended December 31, 2024 (“Fiscal 2024”), we generated revenues from operations of $5,978 (unaudited) and incurred cost of revenue of $27,683 (unaudited), resulting in a gross loss of $21,705 (unaudited). For the year ended December 31, 2023 (“Fiscal 2023”), we generated no revenues from operations.

We expect that the earliest that we will begin to generate significant revenues is the third quarter of 2025. There is, however, that such will be the case, as we are required to obtain capital, including in this offering, in order to commence operations.

During Fiscal 2024, we incurred $1,291,973 (unaudited) in operating expenses, which were comprised of $241,973 (unaudited) in general and administrative expenses, $250,000 (unaudited) in amortization expense and $800,000 (unaudited) in consulting expenses. In addition, we had $134,507 (unaudited) in other expense, comprised of $135,139 (unaudited) in interest expense, offset by $632 (unaudited) in other income, resulting in a net loss of $1,448,185 (unaudited).

During Fiscal 2023, we incurred $1,602,785 (unaudited) in operating expenses, which were comprised of $302,042 (unaudited) in general and administrative expenses and $1,300,743 (unaudited) in consulting expenses. In addition, we had $50,585 (unaudited) in other expenses, all of which was interest expense, resulting in a net loss of $1,653,370 (unaudited).

Plan of Operation

In General. We believe that the proceeds of this offering will satisfy our cash requirements for the next twelve months. However, to take advantage of our opportunities, we may need to raise additional funds in the next twelve months, if our growth cannot be sustained by the revenue generated from sales.

To accommodate our desired growth, we may need to hire additional staff, employees and other contractors as demand increases.

New Business Segment - CBD Business Plan. Effective March 1, 2025, our Board of Directors adopted a plan that would have our company establish a CBD-based business. Given our company’s lack of internal expertise with which to implement such CBD-based business strategy, we have secured the services of Red Phoenix Rising, LLC (Red Phoenix), the principals of which possess significant expertise in market development, marketing and sales in the CBD industry. Our CBD business development strategy includes the following:

•Finalize plan to enter the CBD industry at all levels.

•Determine initial CBD product mix.

•Plan and provide a retail level product branding strategy for Client.

•Finalize label designs for the packaging of CBD products.

•Finalize product packaging specifications, to maximize margins and brand recognition.

•Create e-commerce websites for wholesalers, retailers and direct-to-consumer efforts with respect to CBD products.

•complete agreements between our company and producers of CBD products.

•Complete terms for the wholesale purchase of raw materials and white label products, as well as terms for the distribution and sale of CBD products to retailers.

•Finalize strategies for establishing long-term retailer and consumer loyalty to CBD brands, including, but not limited to:

oComplete IP development

oDesign and development of online brand

oDirect-to-consumer marketing

oAchieve Broader retailer enrollment

The Columbian Business Plan, and Software Plan. Software Effective Solutions Corp. acquired all of the equity of MedCana, Inc. pursuant to the Agreement.  MedCana, Inc. owns 5 businesses and 15 federally issued licenses to grow and cultivate cannabis in Colombia. The businesses are situated in The Antioquia Valley.

The Antioquia Valley, near Medellin, is the optimal location for cannabis growth, as it sits 5,000 feet above sea level, with perfect spring-like weather year-round. Since Antioquia has the region’s best possible climate and soil, it allows four complete growth cycles.

Milestones. The business objectives that the Corporation expects to accomplish are described below, followed by a description of the significant events that must occur for the business objectives, the time periods during which each of the events is expected to occur and the costs related to each event.

•Leverage weather, technology, people, and product to create a global company with the highest quality,

•Make Globally certifiable products derived from cannabis.

•Expand quickly to become one of the largest, if not the largest, growth, processing, and exporting operation in Colombia.

•Create unique patentable products through our R & D department and exceptionally well-qualified staff.

•Optimize the value of its assets through the growth, processing, and export of cannabis to maximize the long- term value of the product and brand. Create globally certified pharmaceutical grade extracts in the short term.

•Create globally certified consumables, textiles, and cosmetics with CBD extracts.

Financial Condition, Liquidity and Capital Resources

December 31, 2024. At December 31, 2024, we had cash of $9,556 (unaudited) and a working capital deficit of $1,850,876 (unaudited), compared to cash of $5,531 (unaudited) and a working capital deficit of $873,802 (unaudited), at December 31, 2023.

We currently do not possess adequate capital with which to commence operations and are dependent of obtaining capital, including in this offering, to do so. We expect, however, that we will be able to sustain our current level of operations for at least the next 12 months, by obtaining loans from third parties, as well as from our sole officer and director.

Our company’s current cash position is not adequate for our company to maintain its present level of operations through the remainder of 2025. We must obtain additional capital from third parties, including in this offering, to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

We made no capital expenditures during the years ended December 31, 2024 and 2023, We do not expect to make capital expenditures during the next twelve months, unless we obtain sufficient capital, of which there is no assurance.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company’s sole officer and director.

Name	Age	Position(s)
Jose Gabriel Díaz	52	Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Secretary and Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office.

Certain information regarding the backgrounds of our sole officer and director is set forth below.

Jose Gabriel Díaz has served as our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Secretary and Director since October 2021. Mr. Díaz, a passionate serial entrepreneur has built, expanded, and successfully sold multiple telecom companies. He completed studies in Finance and International Business at the University of Texas of Austin, Gabriel’s career moved fast. At the age of 29, he became Sr. V.P. of Sales at I.P. Communications at a national high-speed data provider. Three years later he founded Reallinx, a national data carrier later sold to GTT Communications. After that he created several more successful companies in the telecommunications industry. Nearlinx is currently an international provider of software development and engineering services for the telecommunications industry. Mr. Díaz currently has a large ownership stake and participates actively companies involved in a food distribution, medical tourism, and classic auto restoration. Mr. Díaz is a local business leader with a reputation for creating customer-centric businesses. He continues to make his mark on the business world by guiding and inspiring many other entrepreneurs. He served as an advisor for a technology incubator and is currently serving as President of the A.E.M. Business and Entrepreneurship Association in Austin, Texas.

Management Team Colombia (Working under the Company named Royal Cannabis S.A.S.)

Dr. Claudio Jiménez Cartagena, QF Ph.D., Chief Scientific Officer

Dr. Claudio Jiménez joins MedCana, Inc.. Dr Jiménez has worked at Sosteli Pharma as Technical Director and serving as a Director Consultant for the Corporation for Agricultural Industrial Development at the University of Antioquia. Before that, Dr. Jiménez worked as the Scientific Director at the Institute of Food Science & Technology (INTAL).

Dr. Claudio Jiménez focuses on the development of analysis using chromatographic methods, advanced organic chemistry, and biochemistry have resulted in vital scientific projects such as:

•The validation and standardization of fast, accurate, reliable, and sensitive analytical tests to determine the presence of mercury and methylmercury in shrimp and fish.

•Design an artificial wetland with the subsurface flow to treat soil polluted with hydrocarbons in a gasoline station in the Municipality of Caldas-Antioquia.

•Removal of household cleaners and personal hygiene components from the Medellín river waters at the Municipality of Caldas. The study will use an artificial pilot wetland.

•Residuality of pesticides in Hass Avocados of southeast Antioquia, as a model of phytosanitary export control.

•Phytosanitary evaluation of Orellana (Pleurotus Ostreatus), grown in substrates made from agro- industrial residues.

Dr. Jiménez obtained a Doctoral degree in Environmental Engineering from the University of Antioquia and received a Summa cum Laude distinction for the best 2011 doctoral Thesis “Determination of pesticide residues in fruits, fruit pulps, and water.” Before that, he obtained a Master’s degree in Basic Biomedical Sciences (2001) and presented his dissertation “Determination of oxidative stress in cystic fibrosis patients.” He graduated with a bachelor’s degree in Pharmaceutical Chemistry (1996) - Dissertation “A system for supplying essential hospital consumables for the Social Security Institute.

Julián Alberto Londoño Londoño, Ph.D., Senior VP of Operations

Dr. Julián Alberto Londoño served as the General Manager for the Corporation for Agricultural Industrial Development and as Chief Scientific Officer at Sosteli Pharma in the Resource Management Department. He has more than 12 years of experience as Resource Management Director (financial, physical, and human), leading research projects with different sources of funding (13 projects of Research, Development, and Innovation with a budget close to 12,000 million Colombian Pesos.) Director of the Food Engineering Research. He recently served as a Senior Advisor to the Secretariat of Agriculture Development for the Government of Antioquia. He has also developed patents for “New method for detecting antimalarial drugs” (U.S. Patent Office N° 61/159, 565. PCT/EP2010/053007) and “Tetracyclines encapsulation method” (WO2018/154538. PCT/IB2018/05122). Dr. Julián Alberto Londoño obtained a Doctoral degree in Chemical Sciences from the University of Antioquia, Colombia, and was awarded a “cum Laudem” distinction for this thesis: Obtaining antioxidants from citrus industry waste: “An approach to the development of liposomal hesperidin.” Before that, he obtained a Pharmaceutical Chemist degree in (2005) from the University of Antioquia.

Jairo Humberto Patiño Gomez, Senior Advisor

Dr. Jairo Patiño’s focus on Science and Technology, Project Management, and Administration are due to his vast experience in research and development, innovation, commercial management, and technology transfer. Dr. Patiño is responsible for creating various organizations, including Technology Management and Technology Development and Research Centers. He currently serves as an Advisor to the International Technological Center of Innovation and Competitiveness (INNCOM) in Monterrey, Mexico. He’s an Advisor in Advisor in the construction and planningof the following National Technological Development Centers (T.D.C.s) in Colombia and an advisor in the Center for Technological Development of Colombian fish farming in Huila, Colombia.

Dr. Jairo Patiño is the former Executive Director for the National Council of Colombia Agriculture Department (CONSA) and participated in key projects with the Agency of Rural Development and the Ministry of Agriculture and Rural Development (Colombia). During his tenure at the Center for Science and Technology and Innovation in Food in Antioquia, he participated in the formation of over 50 international agreements with several organizations (Institutes, Universities, and Private Enterprises) by providing services in technology transfer, technological support, and shared projects. He also served as the National Representative for COLCIENCIAS (“National Food Science and Technology System”) and later as the Official Representative for Colombia at the CYTED (Spain) and IBEROEKA Forums in various countries: Peru, Venezuela, Uruguay, Argentina, Brazil, Dominican Republic, Mexico, Spain, Portugal, Guatemala, El Salvador, Honduras, Bolivia, And Cuba. Dr. Patiño obtained his Doctoral Degree in Food and Science at the University of Havana, Cuba. He has participated in various industry-related projects in Spain, Chile, Cuba, Colombia, and Mexico.

Carlos Esteban Gómez Muñoz, Legal Counsel/COO

With more than 15 years of experience as a Criminal Investigator, Mr. Carlos Gómez is a versatile litigator. He has the unique experience of working as an experienced advisor to companies dedicated to the production of cannabis for medical and scientific purposes. Mr. Carlos is currently the legal representative of several companies in the cannabis sector. Before serving as a legal representative and Advisor to cannabis companies, he worked as a Criminal Investigator for the Office of the Attorney General of the Nation of Colombia. He successfully led multiple cases related to Human Rights, homicides, extrajudicial executions and criminal gangs, and drug trafficking. Mr. Carlos Gómez obtained his Law Degree from the American University Corp. (C.U.A.) in Colombia. He expects to complete his master’s degree in Economic Criminal Law from the University of la Rioja, Spain, in 2022. Mr. Carlos Gómez’s areas of expertise are cannabis legislation, processing and analyzing the crime scene, interview techniques, Dactyloscopy and Dactyloscopy protocols, prosecution of crimes of displacement and forced disappearance, research techniques in youth organizations, and computer forensics and criminal intelligence.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our sole officer and director, his other business interests and his involvement in our company.

Corporate Governance and Director Independence

Our Board has not established any committees, including an audit committee, a compensation committee or a nominating committee, or any committee performing a similar function. The functions of those committees are being undertaken by our Board. Because we do not have any independent directors, our Board believes that the establishment of committees of our Board would not provide any benefits to our company and could be considered more form than substance.

We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor have our officers and directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our officers and directors have not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors.

Given our relative size and lack of directors’ and officers’ insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all current members of our Board will participate in the consideration of director nominees.

As with most small, early-stage companies until such time as our company further develops our business, achieves a revenue base and has sufficient working capital to purchase directors’ and officers’ insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board to include one or more independent directors, we intend to establish an audit committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent, and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an audit committee or other committee of our Board.

Our sole director is not independent. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Jose Gabriel Díaz, at our executive offices.  However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Diaz collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

Our Board of Directors has not adopted a Code of Ethics.

Involvement in Certain Legal Proceedings

During the past five years none of our directors, executive officers, promoters or control persons was:

1)the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2)convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3)subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4)found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year Ended 12/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Jose Gabriel Díaz Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Secretary	2024 2023	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jose Gabriel Díaz	---	---	---	N/A	N/A	---	---	---	---

Outstanding Equity Awards

During the years ended December 31, 2024 and 2023, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our sole director receives no compensation for his serving as a director of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below does not give effect to certain events, as follows:

Series A Preferred Stock Conversion. The table below does not give effect to the issuance of 1,000,000,000 shares of our common stock upon conversion of the outstanding shares of Series A Preferred Stock, 25.5% of which is owned by our sole officer and director, Jose Gabriel Díaz. At any time, these holders may initiate such conversion. (See “Risk Factors-Risks Related to a Purchase of the Offered Shares” and “Dilution-Ownership Dilution”).

In light of the caveat stated in the foregoing paragraph, the following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying convertible instruments, if any, held by that person are deemed to be outstanding if the convertible instrument is exercisable within 60 days of the date hereof.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Jose Gabriel Díaz Officers and directors, as a group (1 person)	15,000,000 15,000,000	4.69% 4.69%	15,000,000 15,000,000	1.73% 1.73%	See Note 8 and Note 10
5% Owners
Emilio Guajardo Xu A. Tang NLF Support Services, LLC(3) MSC Capital Advisors, LLC(6)	55,000,000 26,416,294 25,650,000(4) 21,950,000(7)	17.20% 8.29% 6.98% 5.95%	55,000,000 26,416,294 0(5) 0(5)	6.34% 3.05% 0% 0%
Class A Preferred Stock(8)(9)(10)
Jose Gabriel Díaz Julie Hale Tamian S.A.S.	510,000 510,000 980,000	25.50% 25.50% 49.00%	510,000 510,000 980,000	25.50% 25.50% 49.00%	See Note 8 and Note 10
Class C Preferred Stock(11)
Jose Gabriel Díaz	0	0%	0	0%

(1)Based on (a) 367,348,062 shares of common stock outstanding, which includes (1) 319,848,062 issued shares and (2) 47,500,000 unissued Conversion Shares that underlie the currently convertible Subject Convertible Notes [see Note 4 and Note 7], (b) 2,000,000 shares of Class A Preferred Stock outstanding and (c) 740,355 shares of Class C Preferred Stock outstanding, respectively, before this offering.

(2)Based on (a) 867,348,062 shares of common stock outstanding, assuming the sale of all 500,000,000 of the Company Offered Shares and the issuance of all 47,500,000 of the Conversion Shares (the Selling Shareholder Offered Shares), (b) 2,000,000 shares of Class A Preferred Stock outstanding and (c) 740,355 shares of Class C Preferred Stock outstanding, respectively, after this offering.

(3)This entity is a wholly-owned services subsidiary of our legal counsel, Newlan Law Firm, PLLC, the Managing Member of which is Eric Newlan. The address of the Selling Shareholder is 13680 CR 306, Buena Vista, Colorado 81211.

(4)None of these shares is issued, but underlie two of the Subject Convertible Notes. (See “Selling Shareholders”).

(5)Assumes the sale of all Selling Shareholder Offered Shares by this Selling Shareholder in this offering. (See “Selling Shareholders”).

(6)Christopher Shufeldt is the owner of this entity. The address of this Selling Shareholder is 551 South Apollo Boulevard, Suite 202, Melbourne, Florida 32901.

(7)None of these shares is issued, but underlie one of the Subject Convertible Notes. (See “Selling Shareholders”).

(8)Each share of Series A Preferred Stock has the right to 500 votes in all corporate matters. (See Note 10).

(9)Each share of Series A Preferred Stock may be converted, at any time, into 500 shares of our common stock (See “Description of Securities-Series A Preferred Stock-Conversion Rights”).

(10)Due to the superior voting rights of the Series A Preferred Stock, the owners of the shares of Series A Preferred Stock, one of whom is our Sole Director and Officer, Jose Gabriel Díaz, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction.

(11) Each share of Class C Preferred Stock has a stated value of $1.00 per share, is entitled to one (1) vote on all matters with the outstanding shares of Company common stock and bears interest on the stated value thereof at 10% per annum. Any time following the date that is six (6) months from issuance, the Class C Preferred Stock shall be convertible into shares of our common stock at a conversion of $0.01 per share. Each share of Class C Preferred Stock shall automatically be converted into shares of our common stock on March 31, 2026, and may be redeemed by us at any time. No person owns 5% or greater of our Class C Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Advances by Sole Officer and Director

As of December 31, 2024, our sole officer and director, Jose Gabriel Díaz, CEO has advanced our company a total of $269,259. The advance is non-interest bearing and due on demand.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares, Company Offered Shares and Selling Shareholders Offered Shares, offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC.

Newlan Law Firm, PLLC is the beneficial holder of two Subject Convertible Notes in the principal amounts of $24,850 and $35,000, respectively. We issued the two Subject Convertible Note to NLF Support Services, LLC, one of the Selling Shareholders, a wholly-owned service subsidiary of Newlan Law Firm, PLLC, pursuant to a legal services agreement with Newlan Law Firm, PLLC.

After the qualification of this offering by the SEC, the Subject Convertible Notes held by NLF Support Services, LLC will, by their terms, be eligible for conversion into the Conversion Shares, at its election, at the offering price for all of the Offered Shares, $0.0025 per share. Following all such issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares (the Selling Shareholder Offered Shares) issued in payment of the Subject Convertible Notes held by NLF Support Services, LLC will be disclosed.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Software Effective Solutions Corp.

SOFTWARE EFFECTIVE SOLUTIONS CORP. CONSOLIDATED BALANCE SHEETS (Unaudited)
ASSETS
	December 31, 2024	December 31, 2023
Current Assets:
Cash	$9,556	$5,531
Accounts receivable	212,504	—
Other current assets	3,934	—
Prepaid stock compensation	—	650,000
Total current assets	225,994	655,531

Other Assets:
Intangible assets - licensing rights	250,000	500,000
Intangible assets - other	5,220,112	3,717,000
Other assets	1,543,809	—
Property and equipment	3,874	—
Total other assets	7,017,795	4,217,000

Total Assets	$7,243,789	$4,872,531

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$146,826	$8,839
Accrued interest	152,653	93,535
Loans payable - related parties	490,191	217,259
Convertible notes payable	717,200	647,200
Loans payable	570,000	562,500
Total Current Liabilities	2,076,870	1,529,333

Total Liabilities	2,076,870	1,529,333

Stockholders’ Equity (Deficit):
Series B preferred stock, par value $0.001; 250,000,000 shares authorized, no shares issued and outstanding	—	—
Series A preferred stock, par value $0.001; 250,000,000 shares designated, 2,000,000 shares issued and outstanding	2,000	2,000
Common stock, par value $0.001; 1,500,000,000 shares authorized 412,924,141 shares issued and outstanding	95,002	84,967
Common stock to be issued	3,992,000	3,967,000
Additional paid in capital	4,021,743	3,730,757
Accumulated equity (deficit)	(2,943,826)	(4,441,526)
Total Stockholders’ Equity (Deficit)	5,166,919	3,343,198
Total Liabilities and Stockholders’ Equity (Deficit)	$7,243,789	$4,872,531

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SOFTWARE EFFECTIVE SOLUTIONS CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
	For the Years Ended December 31,
	2024	2023
Revenue	$5,978	$—
Cost of revenue	(27,683)	—
Gross margin	(21,705)	—
Operating Expenses:
General and administrative	$241,973	$302,042
Amortization expense	250,000	—
Consulting	800,000	1,300,743
Total operating expenses	1,291,973	1,602,785

Loss from operations	(1,313,678)	(1,602,785)

Other expense:
Interest expense	(135,139)	(50,585)
Other income	632	—
Total other expense	(134,507)	(50,585)

Net loss	$(1,448,185)	$(1,653,370)

Net loss per share, basic and diluted	$(0.00)	$(0.00)
Weighted average shares outstanding, basic and diluted	414,033,301	395,232,738

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SOFTWARE EFFECTIVE SOLUTIONS CORP. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (Unaudited)
	Series A Preferred Stock		Common Stock		Additional	Common Stock	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Paid in Capital	To be Issued	Deficit	Equity (Deficit)
Balance at December 31, 2022	2,000,000	2,000	374,997,308	47,040	2,026,879	3,967,000	(2,788,155)	3,254,764
Common stock issued for services	—	—	37,300,000	37,300	1,685,200	—	—	1,722,500
Common stock issued for cash	—	—	50,000	50	1,950	—	—	2,000
Common stock issued for conversion of debt	—	—	576,833	577	16,728	—	—	17,305
Net loss	—	—	—	—	—	—	(1,653,371)	(1,653,371)
Balance at December 31, 2023	2,000,000	2,000	412,924,141	84,967	3,730,757	3,967,000	(4,441,526)	3,343,198
Entries for subsidiaries consolidation	—	—	—	—	—	—	2,945,885	2,945,885
Common stock issued for cash	—	—	—	—	—	25,000	—	25,000
Stock issued for conversion of debt	—	—	10,033,975	10,035	290,986	—	—	301,021
Net loss	—	—	—	—	—	—	(1,448,185)	(1,448,185)
Balance at December 31, 2024	2,000,000	$2,000	422,958,116	$95,002	$4,021,743	$3,992,000	$(2,943,826)	$5,166,919

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SOFTWARE EFFECTIVE SOLUTIONS CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
	For the Years Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,448,185)	$(1,653,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	250,000	250,000
Stock compensation expense	650,000	1,072,500
Debt issued for consulting expense	100,000	—
Debt discount	125,000	—
Changes in Operating Assets and Liabilities:
Accounts receivable	(113,148)	—
Other current assets	(855)	—
Other assets	(63,221)	—
Accounts payable	(11,137)	1,912
Accrued interest	60,139	50,586
Net Cash Used in Operating Activities	(451,407)	(278,373)

CASH FLOWS FROM INVESTING ACTIVITIES:	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans - related party	272,932	119,120
Proceeds from loans payable	157,500	119,700
Proceeds from sale of common stock	25,000	2,000
Net Cash Provided by Financing Activities	455,432	280,820

Net change in cash	4,025	2,447

Cash, beginning of period	5,531	3,084
Cash, end of period	$9,556	$5,531

Cash paid during the period for:
Interest paid	$—	$—
Income taxes paid	$—	$—

Supplemental Disclosure of Non-Cash Activity:
Common shares granted for prepaid services	$—	$650,000
Common shares issued for debt	$301,021	$17,305

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SOFTWARE EFFECTIVE SOLUTIONS CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Software Effective Solutions Corp. (the “Company”) was incorporated under the laws of the State of Louisiana in June 1997. The Company changed its name to Software Effective Solutions Corp. in November 2006.

October 25, 2021, the Company acquired all the equity of MedCana, Inc., a Nevada corporation pursuant to an agreement and plan of exchange, making MedCana a 100% owned subsidiary.

Effective January 4, 2022, Maximum Ventures, LLC, a Company controlled by Xu A Tang, former Director, sold their 2,000,000 shares of Series A Preferred Stock to Gabriel Diaz (510,000 shares), Julie Hale (510,000 shares), and Tamian S.A.S. (980,000 shares). The sale of the Series A Preferred Stock effective a change of control of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, MedCana, Inc. Any intercompany transactions are eliminated in consolidation.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Intangible Assets

The Company accounts for its intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 350-30, General Intangibles Other Than Goodwill. ASC Subtopic 350-30, which requires assets to be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. Under ASC Subtopic 350-30 any intangible asset with a useful life is required to be amortized over that life and the useful life is to be evaluated every reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of useful life is changed the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Costs to renew or extend the term of an intangible assets are recognized as an expense when incurred.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets held and used at least annually or when events and circumstances warrant such a review. If significant events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable, the Company performs a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company determines whether impairment has occurred for the group of assets for which it can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, it measures any impairment by comparing the fair value of the asset group to its carrying value. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, impairment in the amount of the difference is recorded.

Property and Equipment

Fixed assets are carried at the lower of cost or net realizable value. All fixed assets with a cost of $2,000 or greater are capitalized. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the remaining term of the lease or the estimated useful life of the asset. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Basic and Diluted Earnings Per Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification.  Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.  Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period. The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP) and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses and accrued expenses approximate their fair value because of the short maturity of those instruments. The Company’s notes payable approximate the fair value of such instruments as the notes bear interest rates that are consistent with current market rates.

Revenue Recognition

The Company recognizes revenue under ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company determines revenue recognition through the following steps:

•Identification of a contract with a customer;

•Identification of the performance obligations in the contract;

•Determination of the transaction price;

•Allocation of the transaction price to the performance obligations in the contract; and

•Recognition of revenue when or as the performance obligations are satisfied.

When the product ships control of the promised goods is transferred to the customers and the revenue is recognized.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the unaudited financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the accompanying unaudited financial statements, the Company has no revenue or an established source of revenue. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to commence operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - CONVERTIBLE NOTES PAYABLE

During the 4th quarter 2021, the Company issued Convertible Notes to 15 individuals for $430,000. The notes are payable in 180 days and carry an interest rate of 8% per annum. The notes are convertible into shares of common stock at $0.03 per share. On November 30, 2023, one of the note holders converted principal and interest of $15,000 and $2,304, respectively, into 576,833 shares of common stock. As of December 31, 2024, there is $150,311 of accrued interest on these notes. These notes are in default.

During the year ended December 31, 2022, the Company issued Convertible Notes to three individuals for $20,000 each. The notes are payable in 180 days and carry an interest rate of 8% per annum. The notes are convertible into shares of common stock at $0.03 per share. As of December 31, 2024, there is $13,414 of accrued interest on these notes. These notes are past due.

On November 15, 2022, the Company issued a Convertible Note to an individual for $25,000. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share. As of December 31, 2024, there is $4,273 of accrued interest on this note.

During Q2 2023, the Company issued Convertible Notes to two individuals for $10,000 and $50,000, respectively. The notes mature in one year and carry an interest rate of 8% per annum. The notes are convertible into shares of common stock at $0.03 per share. As of December 31, 2024, there is $7,533 of accrued interest on these notes.

During Q3 2023, the Company issued a Convertible Note to an individual for $50,000. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share. As of December 31, 2024, there is $5,907 of accrued interest on this note.

During Q4 2023, the Company issued Convertible Notes to three individuals for $10,000 each. The notes mature in one year and carry an interest rate of 8% per annum. The notes are convertible into shares of common stock at $0.03 per share. As of December 31, 2024, there is $2,871 of accrued interest on these notes.

On June 13, 2024, the Company issued a Convertible Note to Real Time Funding Resources, LLC for $50,000. The note was issued for services. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share.

On June 14, 2024, the Company issued a Convertible Note to Real Time Funding Resources, LLC for $50,000. The note was issued for $25,000 cash and a $25,000 OID. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share.

On July 10, 2024, the Company issued a Convertible Note to Real Time Funding Resources, LLC for $50,000. The note was issued for services. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share.

On September 9, 2024, the Company issued a Convertible Note to Real Time Funding Resources, LLC for $50,000. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share.

On September 19, 2024, the Company issued a Convertible Note to Real Time Funding Resources, LLC for $50,000. The note was issued for $25,000 cash and a $25,000 OID. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share.

On September 27, 2024, the Company issued a Convertible Note to Real Time Funding Resources, LLC for $50,000. The note was issued for $25,000 cash and a $25,000 OID. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share.

During the year ended December 31, 2024, Real Time Funding Resources, LLC, converted total principal and interest of $300,000 and $1,019, respectively, into 10,033,975 shares of common stock.

During Q4 2024, the Company issued a Convertible Note to an individual for $20,000. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at $0.03 per share. As of December 31, 2024, there is $153 of accrued interest on this note.

During Q4 2024, the Company issued a Convertible Note to MSC Capital Advisors, LLC for $50,000. The note was issued for $25,000 cash and a $25,000 OID. The note matures in one year and carries an interest rate of 8% per annum. The note is convertible into shares of common stock at a fixed offering price in a Regulation A offering of the Company.

NOTE 5 - LOANS PAYABLE

Since June 2022 Ridge Point Capital LLC (“Ridge Point”), has loaned the Company money to pay for general operating expenses. The loans accrue interest at 8% and are due on demand. As of December 31, 2024, there is $70,000 and $11,380 of principal and accrued interest, respectively, due to Ridge Point.

As of December 31, 2024, the Company has total loans payable due to Taiman S.A.S of $500,000. Refer to Note 6 for details.

NOTE 6 - ACQUISITIONS / INTANGIBLE ASSETS

On January 5, 2022, the Company entered into a Share Purchase Agreement whereby it secured the acquisition of five businesses it purchased from Taiman S.A.S. The businesses are located in the country of Colombia. Each of these five businesses owns three Colombian (federally issued) jurisdictional licenses that permit cultivation and food/pharmaceutical processing of cannabis. The businesses are being purchased for a purchase price of $500,000 and 250,000 shares of common stock. The total purchase price of $750,000 has been capitalized as Intangible Assets - Licensing Rights. As of December 31, 2024, the shares have not yet been issued by the transfer agent and are disclosed as common stock to be issued. In addition, the Company has accounted for a $500,000 note payable.

On September 6, 2022, the Company entered into an Asset Purchase Agreement with Tokan Corporation whereby the Company acquired various intangible assets, including but not limited to, proprietary software for the international tracking of seeds, vegetation and CBD oils; proprietary software for email targeting and search engine optimization and various marketing materials. The Company acquired the assets for 63,000,000 shares of common stock. The shares were valued at $0.059, the closing stock price on the purchase date for a total cost of $3,717,000, which has been capitalized to Intangible Assets - Other. As of December 31, 2024, the shares have not yet been issued by the transfer agent and are disclosed as common stock to be issued.

NOTE 7 - PREFERRED STOCK

Series A Preferred Stock

The Company has designated 250,000,000 shares of preferred stock as Series A Preferred Stock. The Series A preferred stock have voting rights of 500 votes for each share held and have conversion rights of 500 shares of common stock for every one share of preferred.

On January 2, 2022, the Company issued 2,000,000 shares of Series A Preferred Stock Maximum Ventures, LLC, a Company controlled by Xu A Tang, former Director. On January 4, 2022, Maximum Ventures, LLC, sold their 2,000,000 shares of Series A Preferred Stock to Gabriel Diaz (510,000 shares), Julie Hale (510,000 shares), and Tamian S.A.S. (980,000 shares). The sale of the Series A Preferred Stock effective a change of control of the Company.

Series B Preferred Stock

The Company has designated 250,000,000 shares of preferred stock as Series B Preferred Stock. The Series B preferred stock have voting rights of 500 votes for each share held. The Series B preferred stock have no other rights.

NOTE 8 - RELATED PARTY TRANSACTIONS

As of December 31, 2024, the CEO has advanced the company a total of $269,259. The advance is non-interest bearing and due on demand.

As of December 31, 2024, Medcana has liabilities with related parties of $220,932. The amount is non-interest bearing and due on demand.

NOTE 9 - SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the unaudited financial statements were issued and has determined that it has the following material subsequent events to disclose in these unaudited financial statements.

Market Development and Sales Services Agreement

On March 1, 2025, the Company entered into a Market Development and Sales Services Agreement with Red Phoenix Rising, LLC, pursuant to which the Company issued a $500,000 principal amount convertible promissory note that is due on March 1, 2026, and is convertible into common stock in Regulation A offering..

Legal Services Agreement

On March 11, 2025, the Company entered into a Legal Services Agreement with Newlan Law Firm, PLLC, pursuant to which the Company issued to convertible promissory notes in payment of legal services: (1) a $24,850 principal amount convertible promissory note that bears interest at 8% per annum, that is due on March 11, 2026, and is convertible into common stock in Regulation A offering; and (2) a $35,000 principal amount convertible promissory note to Newlan Law Firm, PLLC that bears interest at 8% per annum, that is due on March 11, 2026, and is convertible into common stock in Regulation A offering.

Exchange Agreements

Since December 31, 2024, the Company consummated Exchange Agreements with convertible noteholders, pursuant to which such noteholders agreed to exchange their notes (a total amount of $740,355) for shares of the Company’s newly designated Class C Preferred Stock.

Terms of Series C Preferred Stock

Section 1. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as Class C Preferred Stock (the “Class C Preferred Stock”) and the number of shares so designated shall be Seven Hundred Forty Thousand Three Hundred Fifty-Five (740,355).

Section 2. Stated Value. The Class C Preferred Stock shall have a stated value of $1.00 per share (the “Stated Value”).

Section 3. Fractional Shares. The Class C Preferred Stock may be issued in fractional shares.

Section 4. Voting Rights. Each share of the Class C Preferred Stock shall be entitled to one (1) vote on all matters with the outstanding shares of Company common stock (the “Common Stock”).

Section 5. Interest. Each share of the Class C Preferred Stock shall bear interest on the Stated Value thereof at the rate of ten percent (10%) per annum from the date of its issue until converted or redeemed, in accordance with Section 8 and Section 9, respectively.

Section 6. Dividends. The Class C Preferred Stock shall be treated pari passu with the Common Stock, except that the dividend on each share of Class C Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of Common Stock multiplied by the Conversion Price, as that term is defined in Section 8(a).

Section 7. Liquidation. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, payments to the holders (each, a “Holder”, collectively, the “Holders”) of Class C Preferred Stock shall be treated pari passu with the Common Stock, except that the payment on each share of Class C Preferred Stock shall be an amount equal to One Dollar ($1.00) for each such share of the outstanding Class C Preferred Stock held by such Holder (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, before any payment shall be made or any assets distributed to the holders of the Common Stock, and, after such payment, the remaining assets of the Company shall be distributed to the holders of the Common Stock.

Section 8. Conversion and Adjustments.

(a)Voluntary Conversion Right; Conversion Price. Any time following the date that is six (6) months from issuance, the Class C Preferred Stock shall be convertible into shares of the Common Stock, as follows:

Holders of Class C Preferred Stock may convert shares of Class C Preferred Stock held by them into shares of the Common Stock. The conversion price shall be $0.01 per share (the “Conversion Price”), subject to adjustments described in this Section 8. The number of shares of Common Stock receivable upon conversion of one (1) share of Class C Preferred Stock equals the Stated Value divided by the then-Conversion Price. A conversion notice (the “Conversion Notice”) may be delivered to Company by the method of the Holder’s choice (including, but not limited to, email, facsimile, mail, overnight courier or personal delivery), and all conversions shall be cashless and not require further payment from the Holder. If no objection is delivered from the Company to the Holder, with respect to any variable or calculation reflected in the Conversion Notice within 48 hours of delivery of the Conversion Notice, the Company shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such Conversion Notice and waived any objection thereto. The Company shall deliver the shares of Common Stock from any conversion to the Holder within three (3) business days of Conversion Notice delivery. If the Company is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program, then, upon request of the Holder, and provided that the shares to be issued are eligible for transfer under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or are effectively registered under the Securities Act, the Company shall cause its transfer agent to electronically issue the Common Stock issuable upon conversion to the Holder through the DTC Direct Registration System (“DRS”). If the Company is not participating in the DTC FAST program, then the Company agrees in good faith to apply and cause the approval for participation in the DTC FAST program.

(b)Automatic Conversion. Each share of Class C Preferred Stock shall automatically be converted into shares of Common Stock, at its then-effective Conversion Rate, on March 31, 2026.

(c)Limitation on Conversions. In no event shall the Holder be entitled to convert any Class C Preferred Stock, such that the conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and the Holder’s affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Class C Preferred Stock or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon conversion of Class C Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and the Holder’s affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and Regulations 13D- G thereunder, except as otherwise provided in clause (2) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, not less than 61 days’ prior notice to the Company, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

(d)Adjustment to Conversion Price for Stock Dividends, Consolidations and Subdivisions. In case the Company at any time after the first issuance of a share of the Class C Preferred Stock shall declare or pay on the Common Stock any dividend in shares of Common Stock, or effect a subdivision of the outstanding shares of the Common Stock into a greater number of shares of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in shares of the Common Stock), or shall combine or consolidate the outstanding shares of the Common Stock into a lesser number of shares of the Common Stock (by reclassification or otherwise), then, and in each such case, the Conversion Price (as previously adjusted) in effect immediately prior to such declaration, payment, subdivision, combination or consolidation shall, concurrently with the effectiveness of such declaration, payment, subdivision, combination or consolidation, be proportionately adjusted.

(e)Adjustments for Reclassifications and Certain Reorganizations. In case the Company at any time after the first issuance of a share of the Class C Preferred Stock shall reclassify or otherwise change the outstanding shares of the Common Stock, whether by capital reorganization, reclassification or otherwise, or shall consolidate with or merge with or into any other corporation where the Company is not the surviving corporation but not otherwise, then, and in each such case, each outstanding share of the Class C Preferred Stock shall, immediately after the effectiveness of such reclassification, other change, consolidation or merger, be convertible into the type and amount of stock and other securities or property which the holder of that number of shares of the Common Stock into which such share of the Class C Preferred Stock would have been convertible before the effectiveness of such reclassification, other change, consolidation or merger would be entitled to receive in respect of such shares of the Common Stock as the result of such reclassification, other change, consolidation or merger.

(f)Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of the Common Stock, solely for the purpose of effecting the conversion of the Class C Preferred Stock, such number of shares of the Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class C Preferred Stock (the “Reserve Shares”); and if at any time the number of authorized but unissued shares of the Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Class C Preferred Stock, the Company will take such corporate action as is necessary to increase its authorized by unissued shares of the Common Stock to such number of shares as shall be sufficient for such purpose. The Holder shall have the right to directly instruct the Company’s transfer agent to explicitly reserve the Reserve Shares from the Company’s authorized shares of Common Stock, solely for satisfying the conversion of the Class C Preferred Stock.

(g)Transfer Agent Instructions. The Holder shall have the right to directly instruct the Company’s transfer agent to explicitly reserve the Reserve Shares from the Company’s authorized shares of Common Stock, solely for satisfying the conversion of the Class C Preferred Stock. In the event that an opinion of counsel, such as, but not limited to, a Rule 144 opinion, is needed for any matter related to this Class C Preferred Stock or the Common Stock, the Holder has the right to have any such opinion provided by its own counsel.

Section 9. Redemption. The Class C Preferred Stock may be redeemed by the Company at any time for a cash purchase price equal to the liquidation preference as of the redemption date, plus (a) accrued and unpaid interest and (b) accumulated and unpaid dividends.

Section 10. Protection Provisions. So long as any shares of Class C Preferred Stock are outstanding, the Company shall not, without first obtaining the majority written consent of the holders of Class C Preferred Stock, alter or change the rights, preferences or privileges of the Class C Preferred Stock so as to affect adversely the holders of Class C Preferred Stock.

The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders of the Class C Preferred Stock.

Section 11. Status of Converted Stock. In the event any shares of the Class C Preferred Stock shall be converted pursuant to Section 8 above, the shares of Class C Preferred Stock so converted shall be cancelled and shall revert to the Company’s authorized but unissued Class C Preferred Stock.

Section 12. Transferability. This Class C Preferred Stock shall be transferable and may be assigned by the Holders, to anyone of their choosing without the Company’s approval subject to applicable securities laws. Each Holder of the Class C Preferred Stock covenants not to engage in any unregistered public distribution of the Class C Preferred Stock when making any assignments.

Section 13. Notices. Any notice required hereby to be given to the Holders of shares of the Class C Preferred Stock shall be deemed given if sent by email or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Company.

Section 14. Miscellaneous.

(a)The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b)Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and publish policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c)Except as may otherwise be required by law, the shares of the Class C Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

Section 15. Waiver. Any of the rights, powers or preferences of the holders of the Class C Preferred Stock may be waived by the affirmative consent or vote of the holders of at least a majority of the shares of Class C Preferred Stock then outstanding.

Section 16. No Other Rights or Privileges. Except as specifically set forth herein, the holder(s) of the shares of Class C Preferred Stock shall have no other rights, privileges or preferences with respect to the Class C Preferred Stock.